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                          April 6, 2023

       Darren Minton
       Chief Executive Officer
       SMART FOR LIFE, INC.
       990 S Rogers Circle, Suite 3
       Boca Raton, FL 33487

                                                        Re: SMART FOR LIFE,
INC.
                                                            Registration
Statement on Form S-3
                                                            Filed March 31,
2023
                                                            File No. 333-271052

       Dear Darren Minton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Louis Bevilacqua